FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2011
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA Announces Management Changes

Mexico City, March 23, 2011 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced that its Board of Directors approved changes in senior management, as part of an orderly leadership transition process.

Alonso Quintana Kawage, currently the Chief Financial Officer, becomes Chief Operating Officer effective July 1, 2011, reporting to Chief Executive Officer José Luis Guerrero.

Victor Bravo was appointed the new Chief Financial Officer of ICA, also effective July 1, 2011. He is currently the CEO of OMA, ICA’s airport subsidiary, and was previously the CFO of OMA and the head of corporate finance at ICA.

A new Executive Committee, headed by Alonso Quintana Kawage, was also created. The other members are:

●	Diego Quintana, representative of ICA for the Industrial Construction division, responsible for Airports, Homebuilding, and Real Estate divisions, and strategic alliances;
●	Carlos Méndez, responsible for the Infrastructure Concessions division;
●	Luis Horcasitas, responsible for the Civil Construction division; and
●	Rubén López, responsible for Strategic Planning and the International area.

The five individuals will coordinate ICA’s operations across the different business divisions. The Executive Committee becomes operational immediately.

Bernardo Quintana, ICA’s Chairman of the Board, said, “ICA has been engaged in an orderly leadership transition process that began when the Board approved the separation of the position of Chairman and Chief Executive Officer and appointed José Luis Guerrero as CEO, effective January 1, 2007.  Since then, we have been steadily renewing the leadership of the company at all levels. Today’s announcement is the next step of this process. ICA has enjoyed unprecedented success in growing our business over the past four years. We have more than doubled revenues since 2005, and increased our profitability substantially. At the same time, we have been successful in raising the new capital and financing required to reinforce our position as Mexico’s leading construction and infrastructure operations company. This new team combines a fresh perspective together with long experience working in ICA. On behalf of the Board of Directors, I want to extend my congratulations to the new operating management team that I expect will carry ICA forward to even greater success in the coming years.”

The Board also approved the retirement of Sergio Montaño and Luis Zarate and their departure from the Board.  Mr. Quintana continued, “I want to extend my appreciation to Sergio Montaño and Luis Zarate for their dedicated service to ICA. The company, and indeed Mexico, owes a debt of gratitude to both men for their contributions to the development of the country’s infrastructure over many years.”

The Board also accepted the resignation of Juan Claudio Salles as a director, and will nominate as new directors Luis Horcasitas, Rubén López, and Melissa Boisson at the Annual Shareholders’ Meeting. Mr. Quintana added: “I am grateful to Juan Claudio for his years of service on the Board, and I extend my greetings to the three new members being nominated; I am confident that their collaboration will enrich our meetings.”

For additional information contact:
Alonso Quintana, CFO alonso.quintana@ica.com.mx Luz Montemayor, IRO (5255) 5272 9991 ext. 3692 luz.montemayor@ica.com.mx	Investor Contact: relacion.inversionistas@ica.com.mx In the United States: Zemi Communications, Daniel Wilson (1212) 689 9560 dbmwilson@zemi.com

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems and; homebuilding. For more information visit www.ica.com.mx.

This press release may contain projections or other forward-looking statements related to ICA that involves risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2011
Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer